UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

APRIL 28, 2010

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

Interim financial report for the period 1 January 2010 to 31 March 2010

27 April 2010

Operating profit increased by 15% in the first quarter of 2010
Sales growth driven by modern insulins and Victoza®

•	Sales increased by 9% in Danish kroner and by 11% in local currencies.
	o	Sales of modern insulins increased by 17% (20% in local currencies).
	o	Sales of NovoSeven® increased by 6% (8% in local currencies).
	o	Sales of Norditropin® increased by 5% (7% in local currencies).
	o	Sales in North America increased by 15% (21% in local currencies).
	o	Sales in International Operations increased by 10% (10% in local currencies).
•	Gross margin improved by 1.0 percentage point in local currencies and by 0.4 percentage points in Danish kroner to 80.3% in the first quarter of 2010, reflecting continued productivity improvements, higher average selling prices in the US, favourable product mix development and a negative currency impact of around 0.6 percentage points.

•	Reported operating profit increased by 15% to DKK 4,382 million. Adjusted for the impact from currencies, operating profit in local currencies increased by around 20%.
•	Net profit increased by 23% to DKK 3,324 million. Earnings per share (diluted) increased by 27% to DKK 5.61.
•	Following the approval of Victoza® in the US on 25 January 2010, the product was launched in February 2010. The initial performance in the US, as measured by prescription level data, is encouraging. The European launch continues to progress as expected, with Victoza® now launched in 14 countries including France.

•	The largest clinical trial programme in the history of insulin therapy, the phase 3 programmes BEGIN™ and BOOST™ for the next generation of modern insulin analogues, Degludec and DegludecPlus, involving 10,000 patients in 43 countries, is progressing according to plan with more than three quarters of the patients enrolled.

•	For 2010, sales growth measured in local currencies is now expected to be in the range of 7–10%, and operating profit measured in local currencies is now expected to increase by more than 10%.

Lars Rebien Sørensen, president and CEO: “We are encouraged by the solid business performance in the first quarter of 2010. The increasing use of our modern insulins is the primary driver of growth. Furthermore, the roll-out of Victoza®, our new treatment for type 2 diabetes, is progressing well in both the US and Europe.”

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 1 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Consolidated financial statement for the first quarter of 2010

The present unaudited interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) endorsed by the EU effective for the accounting period beginning on 1 January 2010. These IFRSs have not had a significant impact on the Group’s interim financial report.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.

			% change
			Q1 2009
Profit and loss	Q1 2010	Q1 2009	to Q1 2010

Sales	13,674	12,498	9%

Gross profit	10,984	9,990	10%
Gross margin	80.3%	79.9%

Sales and distribution costs	3,984	3,844	4%
Percent of sales	29.1%	30.8%

Research and development costs	2,131	1,744	22%
Percent of sales	15.6%	14.0%

Administrative expenses	711	679	5%
Percent of sales	5.2%	5.4%

Licence fees and other operating income	224	87	157%

Operating profit	4,382	3,810	15%
Operating margin	32.0%	30.5%

Net financials	(65)	(305)	(79%)
Profit before income tax	4,317	3,505	23%

Net profit	3,324	2,699	23%
Net profit margin	24.3%	21.6%

Other key numbers

Depreciation, amortisation and impairment losses	581	607	(4%)
Capital expenditure	668	413	62%

Cash flow from operating activities	4,231	4,148	2%
Free cash flow	3,409	3,626	(6%)

Total assets	54,155	50,205	8%
Equity	32,916	31,345	5%
Equity ratio	60.8%	62.4%

Average number of shares outstanding (million) – diluted	593.0	612.7	(3%)
Diluted earnings per share / ADR (in DKK)	5.61	4.41	27%
Full-time employees at the end of the period	29,154	27,429	6%

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 2 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 9% in Danish kroner and by 11% measured in local currencies. While growth was realised within both diabetes care and biopharmaceuticals, the primary growth contribution originated from the modern insulins and supply chain pipeline filling for Victoza® in connection with the US launch, countered by a minor impact from the US healthcare reform.

	Sales	Growth	Growth	Share of
	Q1 2010	as	in local	growth
	DKK	reported	currencies	in local
	million			currencies
The diabetes care segment
Modern insulins	5,862	17%	20%	69%
– NovoRapid®	2,616	15%	18%	28%
– NovoMix®	1,729	11%	13%	14%
– Levemir®	1,517	31%	33%	27%
Human insulins	2,773	(8%)	(6%)	(14%)
Victoza®	370	-	-	27%
Protein-related products	503	4%	4%	2%
Oral antidiabetic products	645	(7%)	(4%)	(2%)
Diabetes care total	10,153	11%	13%	82%

The biopharmaceuticals segment
NovoSeven®	1,914	6%	8%	10%
Norditropin®	1,083	5%	7%	5%
Other products	524	7%	8%	3%
Biopharmaceuticals total	3,521	6%	8%	18%

Total sales	13,674	9%	11%	100%

Sales development by regions

In the first quarter of 2010 all regions contributed to growth measured in local currencies. North America was the main contributor with 68% share of growth measured in local currencies, followed by International Operations and Europe contributing 19% and 12%, respectively. On 1 January 2010, an adjustment to Novo Nordisk’s regional set-up was implemented:

•	Australia and New Zealand became part of region International Operations (they were previously part of region Japan & Oceania)
•	Korea became part of region Japan & Korea (Korea was previously part of region International Operations)

The financial impact of the change is illustrated in appendix 1.

Diabetes care
Sales of diabetes care products increased by 11% measured in Danish kroner to DKK 10,153 million and by 13% in local currencies compared to the first quarter of 2009.

Modern insulins, human insulins and protein-related products
In the first quarter of 2010, sales of modern insulins, human insulins and protein-related products increased by 8% in Danish kroner to DKK 9,138 million and by 10% measured in local currencies compared to the same period last year, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 3 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

with 51% of the total insulin market and 45% of the modern insulin market, both measured by volume.

The sales growth is driven by the portfolio of modern insulins exhibiting steady sales growth globally. Sales of modern insulins increased by 17% in Danish kroner to DKK 5,862 million and by 20% in local currencies compared to the first quarter of 2009. All regions realised solid growth rates, with North America accounting for more than half of the growth, followed by Europe and International Operations. Sales of modern insulins now constitute 68% of Novo Nordisk’s sales of insulin.

North America
Sales in North America increased by 10% in Danish kroner and by 16% in local currencies in the first quarter of 2010, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk maintains its leadership position in the US insulin market with 42% of the total insulin market and 35% of the modern insulin market, both measured by volume. Currently, around 41% of Novo Nordisk’s modern insulin volume in the US is being sold in the prefilled device FlexPen®.

Europe
Sales in Europe increased by 5% measured in Danish kroner and increased by 4% in local currencies, reflecting continued progress for the portfolio of modern insulins and declining human insulin sales. Novo Nordisk holds 54% of the total insulin market and 51% of the modern insulin market, both measured by volume, and is capturing the main share of growth in the modern insulin market. The device penetration in Europe remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales within International Operations increased by 12% in Danish kroner and by 13% in local currencies. The main contributor to growth in the first quarter of 2010 was sales of modern insulins, primarily in China, where Levemir® was launched in February 2010. Furthermore, sales of human insulins continue to add to overall growth in the region, also driven by China.

Japan & Korea
Sales in Japan & Korea decreased by 3% measured in Danish kroner and decreased by 1% in local currencies. The sales development reflects sales growth for all three modern insulins, NovoRapid®, NovoRapid Mix® 30 and Levemir®, in a very competitive market, countered by decline in human insulin sales. Novo Nordisk holds 66% of the total insulin market in Japan and 58% of the modern insulin market, both measured by volume. The device penetration in Japan remains high with more than 95% of Novo Nordisk’s insulin volume being sold in devices, primarily NovoPen® and FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales reached DKK 370 million during the first quarter of 2010, impacted by the supply chain pipeline filling in the US of approximately DKK 250 million in connection with the launch mid-February 2010. The initial market feedback is positive for Victoza®, which has now been made commercially available in Germany, the UK, Denmark, Austria, Ireland, Norway, Sweden, the Netherlands, Switzerland, the US, Greece, Hungary, Poland, Finland and France.

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 4 of 20

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Oral antidiabetic products (NovoNorm®/Prandin®)
In the first quarter of 2010, sales of oral antidiabetic products decreased by 7% in Danish kroner to DKK 645 million and by 4% in local currencies compared to the same period in 2009. The sales development primarily reflects lower sales in Europe due to generic competition in Germany compared to the same period last year.

Biopharmaceuticals
In the first quarter of 2010, sales of biopharmaceutical products increased by 6% measured in Danish kroner to DKK 3,521 million and by 8% measured in local currencies compared to the first quarter of 2009.

NovoSeven® (bleeding disorders)
Sales of NovoSeven® increased by 6% in Danish kroner to DKK 1,914 million and by 8% in local currencies compared to the first quarter of 2009. Sales growth for NovoSeven® was primarily realised in North America. The sales growth for NovoSeven® mainly reflected increased sales from treatment of spontaneous bleeding episodes for congenital inhibitor patients, which remains the largest therapeutic area of use for NovoSeven®. The room temperature-stable version of rFVIIa, NovoSeven® RT, was launched in Japan in April 2010. The full-year sales growth for NovoSeven® is expected to be negatively impacted by the loss of the federal tender in Russia.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 5% measured in Danish kroner to DKK 1,083 million and by 7% measured in local currencies compared to the first quarter of 2009. Growth in local currencies was realised in all regions with North America being the main contributor. Novo Nordisk remains the second-largest company in the global growth hormone market with a 25% market share measured by volume.

Other products
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT)-related products, increased by 7% in Danish kroner to DKK 524 million and by 8% in local currencies. This development primarily reflects continued sales progress for Vagifem®, a topical oestrogen product, countered by generic competition in the US with Activella®, Novo Nordisk’s continuous-combined HRT product. In February 2010, a low-dose version of Vagifem® was launched in the US.

Development in costs and operating profit

The cost of goods sold was DKK 2,690 million in the first quarter of 2010 representing a gross margin of 80.3% compared to 79.9% in the same period of 2009. This reflects improved production efficiency, higher average selling prices in the US and a favourable product mix development. The gross margin was negatively impacted by around 0.6 percentage points due to the currency developments, primarily the lower value of the US dollar and the Japanese yen versus the Danish krone compared to the first quarter of 2009.

In the first quarter of 2010, total non-production-related costs increased by 9% to DKK 6,826 million compared to the same period last year. This development primarily reflects the costs associated with the global launch of Victoza®, impacting sales and distribution costs, and the ongoing phase 3 programme for the next generation of insulins, impacting R&D costs.

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 5 of 20

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Licence fees and other operating income were DKK 224 million in the first quarter of 2010 compared to DKK 87 million in the same period of 2009. The development is primarily driven by income from Novo Nordisk’s portfolio of intellectual property including a non-recurring income of approximately DKK 100 million related to a settlement.

Net financials
Net financials showed a net expense of DKK 65 million in the first quarter of 2010 compared to a net expense of DKK 305 million in the same period of 2009.

Included in net financials is the result from associated companies with an income of DKK 65 million, primarily related to an accounting gain in relation to the successful public offering by ZymoGenetics, Inc. in January 2010. In the same period of 2009, the result from associated companies was an expense of DKK 35 million.

For the first quarter of 2010, the foreign exchange result was an expense of DKK 137 million compared to an expense of DKK 327 million in the first quarter of 2009. This development reflects losses on foreign exchange hedging of especially US dollars due to the recent appreciation versus the Danish krone. Foreign exchange hedging losses of around DKK 700 million have been deferred for future income recognition in 2010 and 2011.

Outlook for 2010
The current expectations for 2010 are summarised and compared to the previous expectations in the table below (changes highlighted in bold and italics):

Expectations are as reported, if not otherwise stated	Current expectations 27 April 2010	Previous expectations 2 February 2010

Sales growth
- in local currencies	7-10%	6–10%
- as reported	Around 3 percentage points	At a similar level as local
	higher	currencies

Operating profit growth
- underlying	More than 10%	Around 10%
- as reported	Around 6 percentage points	At a similar level as local
	higher	currencies

Net financial expense	Around DKK 700 million	Around DKK 100 million

Effective tax rate	Approximately 23%	Approximately 23%

Capital expenditure	Around DKK 3.5 billion	Around DKK 3.5 billion

Depreciation, amortisation and impairment losses	Around DKK 2.7 billion	Around DKK 2.7 billion

Free cash flow	More than DKK 12 billion	Around DKK 12 billion

Novo Nordisk now expects sales growth in 2010 of 7–10% measured in local currencies. This is based on expectations of continued market penetration for Novo Nordisk’s key strategic products within diabetes care, including continued global roll-out of Victoza®, and biopharmaceuticals as well as expectations of continued intense competition, potential generic competition to NovoNorm®/Prandin® and an impact from the implementation of the healthcare reform in the US. Given the current level of exchange rates versus the Danish krone, the

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 6 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

reported sales growth is now expected to be 3 percentage points higher than measured in local currencies.

For 2010, growth in operating profit is now expected to be more than 10% measured in local currencies, primarily driven by the slight change in sales growth expectations. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be 6 percentage points higher than measured in local currencies.

For 2010, Novo Nordisk expects a net financial expense of around DKK 700 million. The current expectation primarily reflects losses on foreign exchange hedging contracts.

The effective tax rate for 2010 is expected to be maintained at around 23%.

Capital expenditure is expected to be around DKK 3.5 billion in 2010, primarily related to investments in the new insulin formulation and filling plant in China and new device capacity in Denmark. Expectations for depreciations, amortisation and impairment losses are around DKK 2.7 billion whereas free cash flow is now expected to be more than DKK 12 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2010 and that currency exchange rates, especially the US dollar, remain at the current level versus the Danish krone during 2010 (see appendix 7). Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 580 million	16
JPY	DKK 150 million	15
CNY	DKK 100 million	16*
GBP	DKK 80 million	13
CAD	DKK 40 million	8

*USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

Research and development update

Diabetes care
The phase 3 programmes for Degludec and DegludecPlus, named BEGIN™ and BOOST™, respectively, continue to progress well. During the first quarter of 2010, Novo Nordisk initiated seven trials in the fourth wave of clinical trials in the phase 3a programme to support regulatory filing. These trials evaluate the use of insulin degludec once daily or three times weekly in people with type 1 or type 2 diabetes compared to insulin glargine. The last phase 3a trial in the US, EU and Japanese markets is expected to be initiated during the second quarter of 2010. Three trials, two with Degludec and one with DegludecPlus, have been initiated to support the regulatory filing in Japan. Results from several Degludec and DegludecPlus phase 2 studies have been accepted for presentation at the annual meeting of

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the American Diabetes Association in Orlando, Florida, which will take place from 25 to 29 June this year.

Novo Nordisk has completed a phase 1 study with a fixed ratio combination of Degludec and Victoza®. The results of the study were encouraging and support continued development. Novo Nordisk will now engage in dialogue with the regulatory authorities regarding the design of the further clinical development programme, which is expected to be initiated in 2011.

In March 2010, Novo Nordisk initiated a phase 1 trial for an orally administered GLP-1 analogue formulated using Merrion Pharmaceutical’s GIPET® technology.

In China, Novo Nordisk filed PrandiMet® in March 2010, the fixed combination of repaglinide and metformin, for regulatory approval with the State Food and Drug Administration (SFDA).

Biopharmaceuticals
In March, the US Food and Drug Administration (FDA) approved Norditropin® FlexPro®, a new prefilled injection pen for growth hormone to be used by children and adults. Norditropin® FlexPro® has a unique new dosing mechanism, a user-friendly design and an audible click confirming dose delivery. Novo Nordisk launched Norditropin® FlexPro® in the US in April 2010.

Novo Nordisk now expects to complete the ongoing phase 2a study with NN8630, a once-weekly growth hormone, in children with growth hormone deficiency (GHD), in the third quarter of 2010 due to slower than anticipated patient recruitment.

Equity
Total equity was DKK 32,916 million at the end of the first quarter of 2010, equal to 60.8% of total assets, compared to 65.3% at the end of 2009. Please refer to appendix 5 for further elaboration of changes in equity during the first quarter of 2010.

Reduction of share capital
The Annual General Meeting of Novo Nordisk A/S, which was held on 24 March 2010, approved a 3.2% reduction in the total share capital by cancellation of 20,000,000 treasury B shares of DKK 1 at a nominal value of DKK 20,000,000. After the legal implementation of the share capital reduction, which is expected to take place after expiry of the legal notice period in June 2010, Novo Nordisk’s share capital will amount to DKK 600,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 492,512,800.

Treasury shares and share repurchase programme
On 2 February 2010, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003 (The Safe Harbour Regulation), with J.P. Morgan Securities Ltd. as lead manager. The purpose of the programme was a reduction of the company’s share capital. Under the programme Novo Nordisk has repurchased B shares for an amount of DKK 2.0 billion in the period from 2 February 2010 to 26 April 2010. The programme was concluded on 26 April 2010.

As per 26 April 2010, Novo Nordisk A/S and its wholly-owned affiliates owned 35,136,798 of its own B shares, corresponding to 5.7% of the total share capital.

As part of the execution of Novo Nordisk A/S’ overall DKK 7.5 billion share repurchase programme for 2010, a new share repurchase programme has been initiated. According to

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 8 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

this, J.P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 2.5 billion during the trading period from 27 April 2010 to 3 August 2010. A maximum of 205,678 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of March 2010, and a maximum of 13,986,090 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Sustainability update
People
During the first quarter, Novo Nordisk hired 976 new employees compared to 1,509 in the same period last year. The total number of full-time employees was 29,154 at the end of March 2010 compared to 28,809 at the end of 2009. New hiring continues to be led by expansion in International Operations.

Access to treatment
Novo Nordisk doubled the number of children enrolled in its Changing Diabetes® in Children programme to more than 900 during the first quarter of 2010. The programme offers free insulin, treatment and diabetes education for children and their families in the world’s poorest countries. The company’s ambition is to reach 10,000 children towards 2015.

Responsible sourcing
Seven supplier audits were conducted during the first quarter of 2010 as part of Novo Nordisk’s ongoing efforts to ensure that business partners are meeting ethical, social and environmental performance standards.

Legal update
As of 26 April 2010, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 51 individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Furthermore, 63 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they have also used a Novo Nordisk hormone therapy product. Currently, Novo Nordisk does not have any trials scheduled in 2010. Novo Nordisk does not expect the pending claims to have a material impact on Novo Nordisk's financial position.

Novo Nordisk is involved in an ongoing patent infringement dispute with Caraco Pharmaceutical Laboratories, Ltd. (Caraco) regarding Caraco’s application to market a generic version of Prandin® (repaglinide) in the US. On 14 April 2010, the Court of Appeals for the Federal Circuit in Washington D.C., USA, decided in favour of Novo Nordisk, allowing Novo Nordisk to retain its current Use Code (which describes the therapeutic use for Prandin®). Caraco will, as a consequence of the Use Code, be required by the FDA to amend its label to include the repaglinide–metformin combination. Pursuant to an earlier stipulation between the parties, Caraco has conceded infringement if the combined use is included in its label. The validity trial regarding Novo Nordisk’s U.S. Patent No. 6,677,358 (‘358 patent), which covers the Prandin®/metformin combination, is currently planned to proceed on 1 June 2010 in the District Court.

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 9 of 20

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Financial calendar

5 August 2010	Financial results for the first six months of 2010
27 October 2010	Financial results for the first nine months of 2010
2 February 2011	Financial results for 2010

Conference call details
At 13.00 CET today, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2009 and Form 20-F, both filed with the SEC in February 2010, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

-	statements of plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
-	statements containing projections of or targets for revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials
-	statements of future economic performance, future actions and outcome of contingencies such as legal proceedings
-	statements of the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook for 2010’, ‘Research and development update’, ‘Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recall, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and

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regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risk Management’ on pp 40–42 of the Annual Report 2009 available on the company’s website (novonordisk.com).

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 11 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim financial report of Novo Nordisk A/S for the first quarter of 2010. The interim financial report has not been audited or reviewed by the company’s independent auditors.

The interim financial report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2009 of Novo Nordisk. Furthermore, the interim financial report and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the interim financial report is adequate. Furthermore, in our opinion, Management's Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd 27 April 2010

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen
CoS	COO	CSO

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Henrik Gürtler	Ulrik Hjulmand-Lassen	Pamela J Kirby

Anne Marie Kverneland	Kurt Anker Nielsen	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk	Jørgen Wedel

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 12 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Elin K Hansen	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
ekh@novonordisk.com	klda@novonordisk.com

Kasper Roseeuw Poulsen
Tel: (+45) 4442 4471
krop@novonordisk.com

In North America:	In North America
Sean Clements	Hans Rommer
Tel: (+1) 609 514 8316	Tel: (+1) 609 919 7937
secl@novonordisk.com	hrmm@novonordisk.com

Further information about Novo Nordisk is available on the company’s website novonordisk.com

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 13 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding).

						% change
	2010		2009			Q1 2010 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2009

Sales	13,674	13,062	12,517	13,001	12,498	9%
Gross profit	10,984	10,427	9,832	10,391	9,990	10%
Gross margin	80.3%	79.8%	78.5%	79.9%	79.9%

Sales and distribution costs	3,984	4,237	3,502	3,837	3,844	4%
Percent of sales	29.1%	32.4%	28.0%	29.5%	30.8%
Research and development costs	2,131	2,387	1,884	1,849	1,744	22%
Percent of sales	15.6%	18.3%	15.1%	14.2%	14.0%
Administrative expenses	711	726	666	693	679	5%
Percent of sales	5.2%	5.6%	5.3%	5.3%	5.4%
Licence fees and other operating income (net)	224	142	34	78	87	157%

Operating profit	4,382	3,219	3,814	4,090	3,810	15%
Operating margin	32.0%	24.6%	30.5%	31.5%	30.5%
Share of profit/(loss) in associated companies	65	(2)	(7)	(11)	(35)	(286%)
Financial income	65	58	9	166	142	(54%)
Financial expenses	195	283	209	361	412	(53%)

Profit before income taxes	4,317	2,992	3,607	3,884	3,505	23%

Net profit	3,324	2,323	2,755	2,991	2,699	23%

Depreciation, amortisation and impairment losses	581	754	657	533	607	(4%)
Capital expenditure	668	935	726	557	413	62%
Cash flow from operating activities	4,231	3,583	5,039	2,608	4,148	2%
Free cash flow	3,409	2,402	4,242	2,062	3,626	(6%)

Total assets	54,155	54,742	52,589	51,246	50,205	8%
Total equity	32,916	35,734	34,874	34,086	31,345	5%
Equity ratio	60.8%	65.3%	66.3%	66.5%	62.4%

Full-time employees at the end of the period	29,154	28,809	28,497	27,998	27,429	6%

Basic earnings per share (in DKK)	5.66	3.95	4.62	4.96	4.44	27%
Diluted earnings per share (in DKK)	5.61	3.92	4.58	4.91	4.41	27%
Average number of shares outstanding (million)	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	593.0	595.2	601.4	607.9	612.7	(3%)

Sales by business segments:
Modern insulins (insulin analogues)	5,862	5,714	5,353	5,414	4,990	17%
Human insulins	2,773	2,685	2,747	2,879	3,004	(8%)
Victoza®	370	-	-	-	-	-
Protein-related products	503	569	519	492	484	4%
Oral antidiabetic products (OAD)	645	636	650	675	691	(7%)
Diabetes care total	10,153	9,604	9,269	9,460	9,169	11%

NovoSeven®	1,914	1,742	1,651	1,874	1,805	6%
Norditropin®	1,083	1,171	1,074	1,122	1,034	5%
Hormone replacement therapy	443	460	440	435	409	8%
Other products	81	85	83	110	81	0%
Biopharmaceuticals total	3,521	3,458	3,248	3,541	3,329	6%

Sales by geographic regions:
North America	5,221	4,510	4,527	4,710	4,532	15%
Europe	4,432	4,594	4,376	4,375	4,195	6%
International Operations	2,865	2,656	2,447	2,661	2,607	10%
Japan & Korea	1,156	1,302	1,167	1,255	1,164	(1%)

Segment operating profit:
Diabetes care	2,554	1,720	2,286	2,333	2,171	18%
Biopharmaceuticals	1,828	1,499	1,528	1,757	1,639	12%

Regional split prior to the organisational change:
International Operations	N/A	2,493	2,288	2,532	2,513	N/A
Japan & Oceania	N/A	1,465	1,326	1,384	1,258	N/A

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 14 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Statement of comprehensive income

	Q1	Q1
DKK million	2010	2009

Income statement

Sales	13,674	12,498
Cost of goods sold	2,690	2,508

Gross profit	10,984	9,990

Sales and distribution costs	3,984	3,844
Research and development costs	2,131	1,744
Administrative expenses	711	679
Licence fees and other operating income (net)	224	87

Operating profit	4,382	3,810

Share of profit or loss of associated companies, net of tax	65	(35)
Financial income	65	142
Financial expenses	195	412

Profit before income taxes	4,317	3,505

Income taxes	993	806

NET PROFIT	3,324	2,699

Basic earnings per share (DKK)	5.66	4.44
Diluted earnings per share (DKK)	5.61	4.41

Segment Information

Segment sales:
Diabetes care	10,153	9,169
Biopharmaceuticals	3,521	3,329

Segment operating profit:
Diabetes care	2,554	2,171
Operating margin	25.2%	23.7%
Biopharmaceuticals	1,828	1,639
Operating margin	51.9%	49.2%

Total segment operating profit	4,382	3,810

Statement of comprehensive income

Net profit for the period	3,324	2,699
Other comprehensive income:
Gains and losses arising from translating the financial statement of
foreign operations and re-measuring available-for-sale financial assets	136	163
Adjustment of cash flow hedges for the year	(1,094)	(68)
Share of other comprehensive income of associated companies	2	8
Other	28	(14)
Income taxes relating to other comprehensive income	269	21

Other comprehensive income for the period, net of tax	(659)	110

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,665	2,809

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 15 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Balance sheet

DKK million	31 Mar 2010	31 Dec 2009

ASSETS

Intangible assets	1,131	1,037
Property, plant and equipment	19,512	19,226
Investments in associated companies	282	176
Deferred income tax assets	1,711	1,455
Other non-current financial assets	136	182

TOTAL NON-CURRENT ASSETS	22,772	22,076

Inventories	10,273	10,016
Trade receivables	8,144	7,063
Tax receivables	723	799
Other current assets	2,068	1,962
Marketable securities and financial derivatives	648	1,530
Cash at bank and in hand	9,527	11,296

TOTAL CURRENT ASSETS	31,383	32,666

TOTAL ASSETS	54,155	54,742

EQUITY AND LIABILITIES

Share capital	620	620
Treasury shares	(34)	(32)
Retained earnings	32,278	34,435
Other reserves	52	711

TOTAL EQUITY	32,916	35,734

Non-current debt	968	970
Deferred income tax liabilities	3,095	3,010
Retirement benefit obligations	496	456
Provisions for other liabilities	1,160	1,157

Total non-current liabilities	5,719	5,593

Current debt and financial instruments	1,036	418
Trade payables	1,959	2,242
Tax payables	661	701
Other current liabilities	7,894	6,813
Provisions for other liabilities	3,970	3,241

Total current liabilities	15,520	13,415

TOTAL LIABILITIES	21,239	19,008

TOTAL EQUITY AND LIABILITIES	54,155	54,742

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 16 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Statement of cash flow

DKK million	Q1 2010	Q1 2009

Net profit	3,324	2,699

Adjustment for non-cash items:
Income taxes	993	806
Depreciation, amortisation and impairment losses	581	607
Interest income and interest expenses	(7)	(52)
Other adjustment	680	121
Income taxes paid	(806)	(850)
Interest received	108	123
Interest paid	(5)	(29)

Cash flow before change in working capital	4,868	3,425

(Increase)/decrease in trade receivables and other current assets	(1,187)	(187)
(Increase)/decrease in inventories	(257)	(319)
Increase/(decrease) in trade payables and other current liabilities	798	1,166
Exchange rate adjustment	9	63

Cash flow from operating activities	4,231	4,148

Purchase of intangible assets and non-current financial assets	(154)	(127)
Proceeds from sale of property, plant and equipment	2	2
Purchase of property, plant and equipment	(670)	(415)
Net change in marketable securities (maturity exceeding three months)	500	-
Dividend received	-	18

Cash flow from investing activities	(322)	(522)

Repayment of non-current debt	-	-
Purchase of treasury shares	(1,392)	(911)
Proceeds from sale of treasury shares	252	64
Dividends paid to the Company´s owners	(4,400)	(3,641)

Cash flow from financing activities	(5,540)	(4,488)

NET CASH FLOW	(1,631)	(862)

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(80)	10

Net change in cash and cash equivalents	(1,711)	(852)

Cash and cash equivalents at the beginning of the period	11,034	8,726

Cash and cash equivalents at the end of the period	9,323	7,874

Additional information:
Cash and cash equivalents at the end of the period	9,323	7,874
Bonds with original term to maturity exceeding three months	530	1,015
Undrawn committed credit facilities	4,467	7,448

FINANCIAL RESOURCES AT THE END OF THE PERIOD	14,320	16,337

Cash flow from operating activities	4,231	4,148
+ Cash flow from investing activities	(322)	(522)
- Net change in marketable securities (maturity exceeding three months)	500	-

FREE CASH FLOW	3,409	3,626

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 17 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Statement of changes in equity

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Other adjust- ments	Total

Q1 2010

Balance at the beginning of the period	620	(32)	34,435	271	393	47	35,734

Total comprehensive income for the period			3,324	136	(1,094)	299	2,665

Dividends			(4,400)				(4,400)
Share-based payment			57				57
Purchase of treasury shares		(4)	(1,388)				(1,392)
Sale of treasury shares		2	250				252

Balance at the end of the period	620	(34)	32,278	407	(701)	346	32,916

At the end of the year proposed dividends (declared in 2010) of DKK 4,400 million (7.50 DKK per share) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustments	Deferred gain/ loss on cash flow hedges	Other adjust- ments	Total

Q1 2009

Balance at the beginning of the period	634	(26)	33,433	(256)	(859)	53	32,979

Total comprehensive income for the period			2,699	163	(64)	11	2,809

Dividends			(3,650)				(3,650)
Share-based payment			53				53
Purchase of treasury shares		(3)	(907)				(910)
Sale of treasury shares		1	63				64

Balance at the end of the period	634	(28)	31,691	(93)	(923)	64	31,345

At the end of the year proposed dividends (declared in 2009) of DKK 3,650 million (6.00 DKK per share) are included in Retained earnings.
No dividend is declared on treasury shares.

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 18 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Quarterly numbers in EUR / Supplementary information

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding).
Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.
The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

						% change
	2010		2009			Q1 2010 vs
	Q1	Q4	Q3	Q2	Q1	Q1 200 9

Sales	1,837	1,756	1,681	1,746	1,677	9%

Gross profit	1,476	1,401	1,321	1,395	1,341	10%
Gross margin	80.3%	79.8%	78.5%	79.9%	7 9.9%

Sales and distribution costs	535	570	471	515	516	4%
Percent of sales	29.1%	32.4%	28.0%	29.5%	3 0.8%

Research and development costs	286	321	253	248	234	22%
Percent of sales	15.6%	18.3%	15.1%	14.2%	1 4.0%

Administrative expenses	96	97	90	93	91	5%
Percent of sales	5.2%	5.6%	5.3%	5.3%	5.4%

Licence fees and other operating income (net)	30	19	5	10	12	157%

Operating profit	589	432	512	549	512	15%
Operating margin	32.0%	24.6%	30.5%	31.5%	3 0.5%

Share of profit/(loss) in associated companies	9	-	(1)	(1)	(5)	(286%)
Financial income	9	8	2	22	19	(54%)
Financial expenses	27	38	28	49	55	(53%)
Profit before income taxes	580	402	485	521	471	23%

Net profit	447	312	370	402	362	23%

Depreciation, amortisation and impairment losses	78	102	88	72	81	(4%)
Capital expenditure	90	125	98	75	55	62%
Cash flow from operating activities	568	481	677	350	557	2%
Free cash flow	458	323	569	277	487	(6%)
Total assets	7,274	7,356	7,064	6,881	6,741	8%
Total equity	4,421	4,802	4,685	4,577	4,208	5%
Equity ratio	60.8%	65.3%	66.3%	66.5%	6 2.4%

Full-time employees at the end of the period	29,154	28,809	28,497	27,998	27,429	6%

Basic earnings per share (in EUR)	0.76	0.53	0.62	0.66	0.60	27%
Diluted earnings per share (in EUR)	0.75	0.52	0.62	0.66	0.59	27%
Average number of shares outstanding (million)	587.6	589.9	596.4	603.1	607.4	(3%)
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)	593.0	595.2	601.4	607.9	612.7	(3%)

Sales by business segments:
Modern insulins (insulin analogues)	787	767	719	727	670	17%
Human insulins	372	361	369	387	403	(8%)
Victoza®	50	-	-	-	-	-
Protein-related products	68	76	70	66	65	4%
Oral antidiabetic products (OAD)	87	86	87	90	93	(7%)
Diabetes care total	1,364	1,290	1,245	1,270	1,231	11%

NovoSeven®	257	234	222	252	242	6%
Norditropin®	145	158	144	150	139	5%
Hormone replacement therapy	60	62	59	58	55	8%
Other products	11	12	11	16	10	0%
Biopharmaceuticals total	473	466	436	476	446	6%

Sales by geographic regions:
North America	702	606	607	633	608	15%
Europe	595	618	588	587	563	6%
International Operations	385	357	329	357	350	10%
Japan & Korea	155	175	157	169	156	(1%)

Segment operating profit:
Diabetes care	343	230	307	314	291	18%
Biopharmaceuticals	246	202	205	235	221	12%

Regional split prior to the organisational change:
International Operations	N/A	335	308	340	337	N/A
Japan & Oceania	N/A	197	178	186	169	N/A

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 19 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 7: Key currencies assumptions / Supplementary information

DKK per 100	2009 average exchange	YTD 2010 average	Current exchange rate as
	rates	exchange rates as of 20	of 20 April 2010
		April 2010

USD	536	541	552
JPY	5.73	5.93	5.94
GBP	836	840	849
CNY	78	79	81
CAD	470	524	545

Company Announcement no 23 / 2010 Interim financial report for the period 1 January 2010 to 31 March 2010	Page 20 of 20

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: APRIL 28, 2010	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer